UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 11 October, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:
Sens Announcement dated 10 October 2022: Publication of Sasol Financing’s ZAR 15 000 000
000 Domestic Medium-Term Note Programme

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or Guarantor)
Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Issuer)

PUBLICATION OF SASOL FINANCING’S ZAR 15 000 000 000 DOMESTIC MEDIUM-
TERM NOTE PROGRAMME

The Issuer has received approval from the JSE Limited in terms of its ZAR 15 000 000
000 Domestic Medium-Term Note Programme Memorandum dated 7 October 2022 (the
“Programme Memorandum”). The Programme Memorandum is available for inspection at the registered office of the Issuer and can also be accessed on the Company’s website via the following link:
https://www.sasol.com/investor-centre/debt-investors.

The Programme Memorandum will also be made available for inspection on the JSE’s website at
www.jse.co.za
.

10 October 2022

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Equity Sponsor:
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 11 October 2022 By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary